Exhibit (q)

Transfer and Redemption Procedures Pursuant to Rule 6e-3(b)(12)(iii)

Overture Ovation!

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY AMERITAS LIFE INSURANCE CORP. PURSUANT TO RULE 6e-3(b)(12)(iii)

This document sets forth administrative procedures followed by Ameritas Life Insurance Corp. ("Ameritas" or the "Company") in the issuance of Overture Ovation! (the "Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies. This document should be read in conjunction with the provisions of the Policy, and the current Policy prospectus.

I.       PURCHASE AND ISSUANCE OF POLICIES

A.      PREMIUMS AND UNDERWRITING STANDARDS

The Policy is flexible premium variable universal life insurance. The Policy is designed to provide lifetime insurance coverage on the Insured(s) named in the Policy, as well as flexibility in connection with premium payments and death benefits. The Policy pays death benefit proceeds to the Policy Beneficiary upon the Insured's death or pays a Cash Surrender Value to the Owner if the Policy is surrendered by the Owner.

Some policy forms, features and/or riders may be subject to state variations or may not be available in all states.

The Owner has flexibility under the Policy. Within certain limits, the Owner can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the Investment Options. We reserve the right to limit the amount and frequency of premium payments. We will not issue a Policy to an Insured older than age 90 on the Insured's birthday nearest the Policy Date. We will not accept that portion of a premium payment which affects the tax qualifications of the Policy as described in Section 7702 of the Internal Revenue Code, as amended. This excess amount will be returned to the Owner. Payment of insufficient premiums may result in a lapse of the Policy.

The Owner may allocate all or a part of the premiums paid among the Separate Account Subaccount variable Investment Options or the Fixed Account fixed interest rate option. Subaccount variable Investment Options are in turn invested in corresponding underlying portfolio companies. Fixed Account allocations are invested in our General Account and we guarantee a fixed rate of interest. More information regarding the Fixed Account can be found in section THE FIXED ACCOUNT FIXED INTEREST RATE OPTION of the Policy prospectus. More detail concerning each portfolio company can be found in APPENDIX A of the Policy prospectus.

To purchase a Policy, the Owner must submit an application, at least the Initial Premium (see below), and provide evidence of the proposed Insured's insurability satisfactory to us. Upon receipt of a completed Application, Ameritas will follow certain legally recognized insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation. If we received a Premium and determine that the Insured does not meet our underwriting criteria, we will return to the Owner an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

B.       POLICY APPLICATION AND ISSUANCE

Policy Application

The Insured must not be older than age 90 on the Insured's birthday nearest to the Policy Date. The minimum initial Specified Amount of life insurance is $50,000.

When the Owner applies for a Policy, the Owner will choose one of two death benefit options, which will be used to determine the death benefit.

Application in Good Order

All application questions must be answered, but particularly note these requirements:

▪	The Owner's and Insured's full name, Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
▪	Premium allocations must be complete, be in whole percentages, and total 100%.
▪	Initial Premium requirements must be met (see below).
▪	The Owner's signature and the Owner's agent’s signature must be on the application.
▪	City, state and date the application was signed must be completed.
▪	The Owner must provide all information required for us to underwrite the application (including health and medical information about the Insured, and other information we consider relevant).
▪	We request the Owner's e-mail address to facilitate receiving updated Policy information by electronic delivery.
▪	There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
▪	The Owner's agent must be both properly licensed and appointed with us.

Premium Requirements

Premium checks should be made payable to "Ameritas Life Insurance Corp." We may postpone crediting payment of the initial premium made by personal check until the check has been honored by the bank upon which the check is drawn. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, the Owner may select a monthly payment schedule for us to automatically deduct premiums from the designated bank account or other sources.

Initial Premium

At least the Monthly Premium times the number of months between the Policy Date and the date the Policy is issued plus one month.

Additional Premiums

Payment of additional premiums is flexible but must be enough to cover Policy charges.

If a premium increases the net amount of insurance coverage at risk (the death benefit on the Monthly Activity Date, discounted at the Fixed Account minimum credited rate for one month, minus the Policy Value on the Monthly Activity Date after deducting the charge for any riders selected and the administrative charges but not the cost of insurance charge), it is subject to evidence of the Insured's continued insurability and our underwriting requirements as to the amount of the increase.

Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. The Owner may change their Planned Periodic Premium, subject to our approval. Because Account Value can fluctuate depending upon the performance of the selected variable Investment Options, payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force. The Policy can lapse even if all Planned Periodic Premiums are paid on time.

If there is a Policy Loan, the Owner should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Account Value.

We reserve the right to limit premiums or refund any value so the Policy qualifies as life insurance under the federal Internal Revenue Code.

C.       PREMIUM ALLOCATION

Premiums may be allocated among the variable Investment Options (the Subaccounts) and the Fixed Account fixed interest rate option. Initial allocations as instructed on the Policy application will be used for additional premiums until the Owner changes the allocation instructions.

▪	Allocations must be in whole percentages, and total 100%.
▪	The allocation may be changed by sending us Written Notice or through an authorized telephone or online transaction. The change will apply to premiums received on or after the date we receive Written Notice or the authorized transaction.
▪	All premiums will be allocated pursuant to the Owner's instructions on record with us, except the initial premium and any additional premiums received during the “right to examine” period. Your Policy’s “right to examine” period may be subject to special requirements.

"Right to Examine" Period Allocations

Return of Value State. In states that permit us to refund the Policy Value upon the Owner’s cancellation of the Policy during the "right to examine" period, we will allocate the initial premium to the selected variable Investment Options on the date of issue of the Policy.

Return of Premium States and IRA plan Policies. In states that require us to refund at least the full premium upon the Owner’s cancellation of the Policy during the "right to examine" period, we will hold the portion of your initial premium allocated to the Separate Account in the Money Market Subaccount for 13 days. Then, we will invest the initial premium in the variable Investment Options pursuant to the Owner’s application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, at the end of the "right to examine" period, the Owner decides to cancel the Policy, we will refund the greater of the Policy Value or premiums paid.

The Policy is no longer available for sale effective December 31, 2008.

Until the Policy is issued, premium payments received by us are held in our General Account and are credited with interest at a rate we determine.

II.       TRANSFERS AMONG INVESTMENT OPTIONS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. In addition to the right of each Portfolio to impose redemption fees on short-term trading, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

We consider any transfer of money out of a Subaccount within 60 days of a purchase to be evidence of possible market timing. We will not execute such a trade until we provide the underlying portfolio’s investment adviser with information about it for an opportunity to evaluate the transfer pursuant to the investment adviser's own standards, as stated in the Subaccount's underlying portfolio prospectus. Ultimately the portfolio's investment adviser has the authority to make the determination whether or not to accept a transfer.

Subject to restrictions during the “right to examine period,” the Owner may transfer Policy Value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

Transfer Rules:

▪	A transfer is any single request to move assets between one or more Investment Options.
▪	We must receive notice of the transfer request by either Written Notice, an authorized telephone transaction, or by Internet when available. Our Trading Unit facsimile number is 402-467-7923. Transfers will be processed on the Business Day they are received by our Trading Unit if received before close of the New York Stock Exchange (usually 3:00 p.m. Central Time). The Owner must be available to receive a confirmation telephone call for any faxed transfer requests sent to us, or the trade may not be processed until it is confirmed.

▪	The transferred amount must be at least $250, or the entire Subaccount or Fixed Account Value if it is less. If the value remaining in a Subaccount after a transfer will be less than $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer. Information regarding Dollar Cost Averaging, Portfolio Rebalancing, and Earnings Sweep systematic transfer programs is available under the SYSTEMATIC TRANSFER PROGRAMS section of the Policy prospectus.
•	If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
•	The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer amounts.
▪	The first 15 transfers each Policy year are free. Thereafter, transfers will result in a $10 charge for each transfer. See the CHARGES section of the Policy prospectus for information about this charge. This fee is deducted on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfers limit.
▪	A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
•	may be made only once each Policy year;
•	may be delayed up to six months;
•	is limited during any Policy year to the greatest of:

•       25% of the Fixed Account Value on the date of the transfer during that Policy year;

•       the greatest amount of any Fixed Account transfer that occurred during the previous 13 months; and,

•       $1,000.

▪	We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time. We and the investment advisers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an Investment Option's underlying portfolio as disruptive. We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service. We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.
▪	If the Account Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to a money market subaccount.
▪	In the event the Owner authorizes telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe the Owner authorized. We will employ reasonable procedures to confirm that instructions are genuine.

III.       REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.       FULL SURRENDER

While the Insured is alive, the Owner may terminate the Policy for its Cash Surrender Value. After a full Surrender, all ownership rights in the Policy end, and the Owner may not reinstate the Policy.

Full Surrender Rules

▪	We will accept a full Surrender request signed by the Owner on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate signatures and make changes on the Policy (including withdrawals) without the Owner’s knowledge.

▪	The applicable Surrender Charge is described in your Policy and the FEE TABLE section of the Policy prospectus.

We may defer Surrender payments from the Fixed Account for up to six months from the date we receive the request.

B.       PARTIAL WITHDRAWALS

While the Insured is alive, the Owner may withdraw part of the Account Value. The amount requested and any partial withdrawal charge will usually be deducted from the Account Value on the date we receive the request if received before 3 p.m. Central Time.

We may deduct a partial withdrawal fee, which will not exceed the maximum partial withdrawal fee of $50.

If Death Benefit Option A (described below) is in effect, then the Specified Amount of insurance coverage as well as Policy Value will be reduced by the partial withdrawal amount.

If Death Benefit Option B (described below) is in effect, the Policy Value will be reduced by the amount of the partial surrender, but the Specified Amount of insurance coverage will not change.

Partial Withdrawal Rules

▪	We will accept a partial withdrawal request signed by the Owner on our form of Written Notice by mail or facsimile.
▪	The applicable Partial Withdrawal Charge is described in your Policy and the FEE TABLE section of the Policy prospectus.
▪	The minimum partial withdrawal amount is $500; the maximum is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months, and the Specified Amount of insurance coverage after the withdrawal must be at least:

•       for Insureds in the preferred rate class: $100,000.

•	for Insureds in all other rate classes: $50,000 in Policy Years 1 to 3, and $35,000 in the 4th and subsequent Policy Years.
▪	A partial withdrawal is irrevocable.
▪	For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
▪	Partial withdrawals will be deducted from the Policy Investment Options on a Pro-Rata basis, unless the Owner instructs us otherwise. The Owner may tell us how to allocate the partial withdrawal among the Investment Options, provided that the remaining Account Value in each Subaccount is not less than $100, if the Owner does not tell us, we will deduct it Pro-Rata.
▪	Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
▪	We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive the request.
▪	Partial withdrawals may change the Minimum Premium and Guaranteed Death Benefit Premium requirements. You may request a new illustration of Policy Values from us to demonstrate these changes.
▪	Depending upon the circumstances, a partial withdrawal may have tax consequences.

C.       DEATH BENEFIT CLAIMS

Upon the Insured's death, we will pay to the Policy Beneficiary:

▪	the death benefit on the Insured's life under the death benefit option in effect; plus
▪	any additional life insurance proceeds provided by any optional benefit or rider; minus
▪	any Policy Loan Balance; minus
▪	any Policy Lien Balance; minus
▪	any due and unpaid Policy charges, including deductions for the month of death.

We will pay the death benefit proceeds after we receive Due Proof of Death of the Insured's death and as soon thereafter as we have sufficient information about the Beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the Insured's death. If neither you nor the Beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the Beneficiary.

Death Benefit Options

When the Owner applies for the Policy, the Owner will choose one of two death benefit options. Option A is in effect unless you elect Option B.

Death Benefit Option A

Under Option A, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage; and
▪	the Policy Value multiplied times the Corridor Percentage as shown in the Owner’s Policy.

Death Benefit Option B

Under Option B, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage plus the Policy Value; or
▪	the Policy Value multiplied times the Corridor Percentage as shown in the Owner’s Policy.

Changes in Death Benefit Option

The Owner selects the death benefit option when they apply for the Policy. The Owner also may change the death benefit option after the first Policy year, as discussed below.

Changes in Death Benefit Option Rules

▪	The request for a change must be by Written Notice.
▪	The Owner can only change the Policy death benefit option once each Policy year. The change will be effective on the Policy Month Date after we receive (or, if evidence of insurability is necessary, after we approve) the Owner's Written Notice.
▪	There is no fee to change the Policy death benefit option.
▪	Changing from Option A to Option B: The Specified Amount is decreased by an amount equal to the total Policy Value as of the date of the change.
▪	Changing from Option B to Option A: The Specified Amount of insurance will equal the death benefit on the date of the change.
▪	The change is allowed only if the new Specified Amount of insurance meets the requirements set forth in the Change in Specified Amount of Insurance Coverage section, below.

Changes in Specified Amount of Insurance Coverage

The Owner may change the current Specified Amount (or "face amount") of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could have federal tax consequences (see the TAXES section in your Policy prospectus). Any change will take effect on the Policy Month date on or after the date we receive your Written Notice.

INCREASE in Coverage Rules

▪	No increase is allowed in the first Policy Year.
▪	The Insured's age nearest birthday must be 90 or younger.
▪	A new application, evidence of insurability, and additional premium for the amount of the increase may be required.
▪	Minimum amount of an increase in Specified Amount of insurance coverage is $25,000.
▪	Cost of insurance charges for the increase will be based upon the Insured's attained age and underwriting class at the time of the increase.
▪	Surrender Charges become applicable to the amount of the increase, measured from the date of the increase. See the CHARGES section of the Policy prospectus.
▪	Ongoing additional premium may be required to maintain your Policy's Guaranteed Death Benefit Premium requirements. (See the LAPSE AND REINSTATEMENT section of the Policy prospectus.)
▪	An additional Administrative Charge Per $1,000 of Increase in Specified Amount will be added. See the CHARGES section of the Policy prospectus.
▪	Additional premium may be required if Policy Value at the time of the increase, minus outstanding Policy Loan Balance, is less than an amount equal to 12 times what the current monthly deductions from Policy Value will be reflecting the increase in Specified Amount of insurance coverage.

DECREASE in Coverage Rules

■	No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in Specified Amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
■	The Specified Amount of coverage after the decrease must be at least:
■ for Insureds in the preferred rate class: $100,000.
■ for Insureds in all other rate classes: $50,000 in the 2nd and 3rd Policy Year, and $35,000 in the 4th and subsequent Policy Years.
■	We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
■	For purposes of determining the new Cost of Insurance charge, the decrease will reduce the Specified Amount of insurance coverage by first reducing the Specified Amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial Specified Amount of insurance coverage.
■	A decrease will not lower the Guaranteed Death Benefit Premium in effect at the time of the decrease.

Guaranteed Death Benefit

We guarantee the Policy will not lapse during its first five Policy Years so long as the Minimum Premium, less partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due. This feature may be modified or not available in all states.

If the optional Guaranteed Death Benefit is elected, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period (stated in the Policy's Schedule page; this period varies depending upon the Insured’s age at Policy issue), even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid, if you meet the Guaranteed Death Benefit Premium requirements and the rules.

For Policies issued prior to May 1, 2007, if the optional Lifetime Guaranteed Death Benefit ("LGDB") rider is elected, we further guarantee the Policy will not lapse while the LGDB rider is in effect even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid, if you meet the LGDB Premium requirements and the rules. The charge for this rider is a level charge based on the Issue Age of the Insured. If the LGDB rider terminates for any reason, the monthly rider charge is discontinued. LGDB and Legacy Asset Riders are not offered for Policies issued on or after May 1, 2007, although the optional Guaranteed Death Benefit Rider remains available.

NO MATURITY DATE

The Policy does not have a maturity date. However, some States do not allow us to collect cost of insurance charges after the Insured attains age 100. In those States, your Policy's Specified Amount is reduced to $1,000 upon your attained age 100.

D.       LAPSE, GRACE PERIOD AND POLICY REINSTATEMENT

Guaranteed Against Lapse – First Five Policy Years

We guarantee the Policy will not lapse during its first five Policy Years so long as the Minimum Premium, less partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due. This feature may be modified or not available in all states.

If the optional Guaranteed Death Benefit is elected, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period. See OPTIONAL BENEFITS UNDER THE POLICY section in the Policy prospectus.

Lapse

Because Policy Value can fluctuate depending upon the performance of your selected variable Investment Options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time. Lapse of the Policy may result in adverse tax consequences. See the discussion at TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS in the Policy prospectus.

The Policy will lapse with no value when the Policy's Cash Surrender Value is not enough to cover any due but unpaid charges. However, the Policy will not lapse for a guaranteed period if the Guaranteed Death Benefit is in effect. The Policy also will not lapse during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

Grace Period

If the Policy lapses, we allow the Owner a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep the Policy in force. We will mail this notice to the Owner’s current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy Loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the last Insured dies during the grace period, we will deduct outstanding Policy Loan Balance and Policy charges due but not paid from the death benefit proceeds payable.

Reinstatement

If the Policy lapses because a grace period ended without a sufficient payment being made, the Owner may reinstate it within three years of the date of lapse. To reinstate, we must receive:

▪	Written application signed by the Owner and the Insureds;
▪	Evidence of the Insured's insurability satisfactory to us, and the insurability of any Insured covered under an optional benefit rider;
▪	Premium at least equal to the greater of:
•	An amount sufficient to bring the Cash Surrender Value after the first Monthly Deduction to an amount greater than zero; or
•	Three times the current Policy Month's monthly deductions.
▪	Repayment of any outstanding Policy Loan Balance.

The effective date of reinstatement will be the Policy Month date on or next following the date the reinstatement is approved.

The Specified Amount of the reinstated Policy may not exceed the Specified Amount at the time of lapse. The Policy Value on the effective date of reinstatement will equal the Policy Value as of the date of lapse. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

The Policy cannot be reinstated once it has been fully surrendered.

E.       DISABILITY WAIVERS

The Policy has available certain optional benefits (riders) which allow waiver of certain charges and/or payment of benefits when the Insured is totally disabled. There is a monthly fee charged for these riders.

Disability Benefit Rider: This rider provides that during periods of the Insured’s total disability, as defined in the rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this rider.

Waiver of Monthly Deductions on Disability Rider: This rider provides that during periods of the Insured's total disability, as defined in the rider, certain Policy charges and charges for any Policy riders will be waived.

Payor Waiver of Monthly Deductions on Disability of a Covered Person Rider: This rider provides that during the period of the Covered Person’s total disability, as defined in the rider, certain Policy charges and charges for any Policy riders will be waived.

Payor Disability Benefit Rider: This rider provides that while Covered Person is total disabled, the disability benefit will be applied as premium. In addition, while the Covered Person is totally disabled, the cost of insurance for this rider will not be deducted from the Accumulation Value.

F.       POLICY LOANS

The Owner may borrow not less than $200 and up to an amount equal to the Cash Surrender Value, minus guaranteed monthly deductions from Policy Value for the rest of the Policy Year, minus interest on Policy Loan including the requested loan to the next Policy Anniversary. Interest accrues on outstanding loan amounts. After the 5th Policy year, the maximum loan rate is lower than during the first 5 Policy Years.

The sales representative or we may be able to provide the Owner with illustrations giving examples of how a loan might affect Policy Value, Cash Surrender Value and death benefit. Any loan transaction will permanently affect Policy Values. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences. See discussion at TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS in the Policy prospectus.

Amount You Can Borrow	Loan Interest Rate
Standard Policy Loan. The Owner may borrow not less than $200 and up to an amount equal to the Cash Surrender Value, minus guaranteed monthly deductions from Policy Value for the rest of the Policy Year, minus interest on Policy Loan including the requested loan to the next Policy Anniversary.	Standard Policy Loan. Current net annual loan interest rate of 2%: we charge a current interest rate with a 5.5% effective annual yield (guaranteed to not exceed 6%), but we also credit an interest rate with an effective annual yield of 3.5% to any amounts in the Loan Account.
Reduced Rate Policy Loan. Available after the 5th Policy Year. Amount eligible is limited to Policy earnings (Policy Value exceeding the amount of premiums paid minus any previous partial withdrawals, minus any outstanding Reduced Rate Policy Loan); but, cannot exceed the maximum available loan amount. Any Standard Policy Loan outstanding at the end of the 5th Policy Year will become a Reduced Rate Policy Loan up to the eligible amount from that point forward. Once a loan is categorized as a Reduced Rate Policy Loan, it will continue to be charged the reduced loan rate.	Reduced Rate Policy Loan. Current net annual loan interest rate of 0%: we charge a current interest rate with a 3.5% effective annual yield (guaranteed to not exceed 4%), but we also credit an interest rate with an effective annual yield of 3.5% to any amounts in the Loan Account.

Loan Rules

▪	The Policy must be assigned to us as sole security for the loan.
▪	We will accept a loan request signed by the Owner on our form of Written Notice by mail or facsimile.
▪	We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a Pro-Rata basis, unless instructed us otherwise. If the value of an Investment Option after a transfer pursuant to instructions is less than $100, the amounts will be transferred on a Pro-Rata basis.
▪	Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy Investment Options the Owner designates; if that is not possible (due to insufficient value in an Investment Option elected) or the Owner has not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.
▪	If Policy Loan Balance exceeds Policy Value minus the Surrender Charge minus accrued expenses and charges, the Owner must pay the excess or your Policy will lapse.
▪	All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as net premium is allocated on the date of repayment. We will treat any amounts paid to us as a premium unless it is specified that it is a loan repayment.
▪	The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the Insured's death.
▪	We may defer making a loan for up to six months unless the loan is to pay premiums to us.

A Policy Loan Balance, whether or not repaid, will affect the Cash Surrender Value of the Policy over time. We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The Loan Account does not participate in the investment experience of the Investment Options or receive any higher current interest rate credited to the Fixed Account.

G.       MISSTATEMENT OF AGE OR SEX

If the age or sex of the Insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for cost of insurance charge and the cost of such additional benefits at the Insured person's correct age or sex.

H.       SUICIDE

We will pay the greater of the premiums received or Policy Value, less any partial withdrawals and indebtedness, if the Insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the Insured intended suicide at the time coverage was applied for). We will pay the greater of the monthly deductions for an increase in Specified Amount of insurance coverage or Policy Value attributable to such an increase if the Insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the Insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

I.       INCONTESTABILITY

We will not contest the validity of the Policy after it has been in force during the Insured's lifetime for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the Specified Amount of insurance coverage after the Policy has been in force during the Insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the Specified Amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

J.       NONPARTICIPATING

The Policy is nonparticipating. No dividends will be paid under the Policy.